                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               Westwood One, Inc.
                               ------------------

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                          (Title of Class Securities)

                                   961815107
                                   ---------
                                 (CUSIP Number)

                                 Eric R. Weiss
                Senior Vice President-Business and Legal Affairs
                           9540 Washington Boulevard
                 Culver City, California  90232  (310) 840-4000
                 ----------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 3, 1994
                                ----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box /   /.

Check the following box if a fee is being paid with the statement / X /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 961815107



1.       Name of Reporting Person:         Infinity Network Inc.

         S.S. or I.R.S. Identification
         No. of Above Person:              Pending


2.       Check the Appropriate Box if a Member of a Group

                                           (a)  X  (b)
                                               ---     ---

3.       SEC Use Only


4.       Source of Funds:                  OO


5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                           ---

6.       Citizenship or Place
         of Organization:                  Delaware


         Number of Shares Beneficially Owned by Reporting Person With:


7.       Sole Voting Power:                None


8.       Shared Voting Power:              7,514,480


9.       Sole Dispositive Power:           5,000,000


10.      Shared Dispositive Power:         None


11.      Aggregate Amount Beneficially
         Owned by Reporting Person:        7,514,480





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CUSIP No. 961815107


12.      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares: /  /


13.      Percent of Class Represented
         by Amount in Row (11):            29.2%


14.      Type of Reporting Person:         CO





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CUSIP No. 961815107


                                  SCHEDULE 13D

                 This Schedule 13D reports certain transactions by Infinity Network Inc., a wholly-owned subsidiary of Infinity Broadcasting Corporation, involving the common stock of Westwood One, Inc. and the aggregate impact of such transactions on Infinity Network Inc.'s interests in the securities of Westwood One, Inc.

ITEM 1.  SECURITY AND ISSUER.

                 The title of the class of equity securities to which this statement relates is the common stock, par value $.01 per share ("Common Stock"), of Westwood One, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 9540 Washington Boulevard, Culver City, CA 90232.

ITEM 2.  IDENTITY AND BACKGROUND.

                 (a)      NAME:

                 The name of the person filing this statement is Infinity Network Inc. ("INI").

                 Each of the following persons (collectively, the "Executive Officers and Directors") is an executive officer or director of INI or Infinity Broadcasting Corporation, a Delaware corporation and the sole stockholder of INI ("Infinity"):

                 Michael A. Wiener
                 Gerald Carrus
                 Mel Karmazin
                 Farid Suleman
                 Alan R. Batkin
                 Steven A. Lerman
                 Orenthal J. Simpson
                 James L. Singleton
                 James A. Stern

                 (b)      PRINCIPAL BUSINESS OR OCCUPATION:

                 The present principal business of each of INI and Infinity is radio broadcasting and related businesses.





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CUSIP No. 961815107


                 Set forth below are the present principal occupations or employment of the Executive Officers and Directors:

                 Michael A. Wiener is Chairman of the Board, Secretary and a director of Infinity. He is also Chairman of the Board, Secretary and a director of INI.

                 Gerald Carrus is Co-Chairman of the Board, Treasurer and a director of Infinity. He is also Co-Chairman of the Board, Treasurer and a director of INI.

                 Mel Karmazin is President, Chief Executive Officer and a director of Infinity. He is President and a director of INI. He is also Chief Executive Officer and a director of the Issuer.

                 Farid Suleman is Vice President-Finance, Chief Financial Officer and a director of Infinity. He is Vice President-Finance and Assistant Secretary of INI. He is also Chief Financial Officer and a director of the Issuer.

                 Alan R. Batkin is a director of Infinity. He is Vice Chairman of Kissinger Associates, Inc., a business engaged in strategic geopolitical consulting.

                 Steven A. Lerman is a director of Infinity. He is a member of Leventhal, Senter & Lerman, a law firm which regularly serves as outside counsel to Infinity with respect to certain matters, particularly matters before the Federal
                 Communications Commission.

                 Orenthal J. Simpson is a director of Infinity. He is a television sports commentator as well as an actor and commercial spokesperson.

                 James L. Singleton is a director of Infinity. He is a Managing Director of the Merchant Banking Group of Lehman Brothers, Inc.





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CUSIP No. 961815107


                 James A. Stern is a director of Infinity. He is a Managing Director of the Merchant Banking Group of Lehman Brothers, Inc. and the head of the Merchant Banking Group.

                 (c)      BUSINESS ADDRESSES:

                 The current address of each of INI's and Infinity's principal business and office is 600 Madison Avenue, New York, NY 10022.

                 The following are the current business addresses of the Executive Officers and Directors:

                 Michael A. Wiener
                 c/o Infinity Broadcasting Corporation
                 600 Madison Avenue
                 New York, NY  10022

                 Gerald Carrus
                 c/o Infinity Broadcasting Corporation
                 600 Madison Avenue
                 New York, NY  10022

                 Mel Karmazin
                 c/o Infinity Broadcasting Corporation
                 600 Madison Avenue
                 New York, NY  10022

                 Farid Suleman
                 c/o Infinity Broadcasting Corporation
                 600 Madison Avenue
                 New York, NY  10022

                 Alan R. Batkin
                 c/o Kissinger Associates, Inc.
                 350 Park Avenue
                 New York, NY  10022

                 Steven A. Lerman
                 Leventhal, Senter & Lerman
                 Suite 600
                 2000 K Street, N.W.
                 Washington, D.C.  20006-1809





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CUSIP No. 961815107


                 Orenthal J. Simpson
                 c/o O. J. Simpson Enterprises
                 Suite 632
                 11661 San Vicente Boulevard
                 Los Angeles, CA  90049

                 James L. Singleton
                 c/o Lehman Brothers
                 Three World Financial Center
                 200 Vesey Street
                 New York, NY  10285

                 James A. Stern
                 c/o Lehman Brothers
                 Three World Financial Center
                 200 Vesey Street
                 New York, NY  10285

                 ADDRESS OF PRINCIPAL OFFICE:

                 See "Business Addresses" listed above in this Item 2(c) for the address of the principal offices of INI and Infinity and for the addresses of the corporation or other organization in which such principal employment of the Executive Officers and Directors is conducted.

                 (d)      NO CONVICTIONS IN CRIMINAL PROCEEDINGS:

                 During the last five years, none of INI, Infinity and the Executive Officers and Directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                 (e)      NO SECURITIES LAWS VIOLATIONS:

                 During the last five years, none of INI, Infinity and the Executive Officers and Directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where the result of such proceeding was the imposition of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f)      STATE OF ORGANIZATION OR CITIZENSHIP:

                 INI and Infinity are organized under the laws of the State of Delaware.





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CUSIP No. 961815107



                 Each of the Executive Officers and Directors is a citizen of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 INI acquired the Common Stock with the proceeds received from the sale of an affiliated company.

                 Each of Jane M. Batkin, the spouse of Mr. Batkin, and Mr. Karmazin funded the purchase of shares of Common Stock referred to in Item 5 below with personal funds.

                 Orenthal Productions, Inc. Retirement Trust (the "Trust") funded its purchase of the shares of Common Stock referred to in Item 5 with retirement trust funds.


ITEM 4.  PURPOSE OF TRANSACTION.

                 INI acquired the Common Stock for investment purposes.

                 Mr. Karmazin, the Trust and the Batkins acquired the Common Stock referred to in Item 5 for investment purposes.

                 Except in connection with the exercise of the warrants referred to in Item 6 below, none of INI, Infinity and the Executive Officers and Directors has any present intention to acquire additional securities of the Issuer or dispose of any such securities, although any such person may, depending on its or his evaluation of the Issuer's business and prospects and upon future developments (including, but not limited to, general economic and stock market conditions), determine to increase or decrease its or his position in the Issuer, subject, in the case of INI, to the restrictions on transfer set forth in applicable agreements to which it is a party, as summarized in Item 6 below.

                 Except as described in Item 6 below, none of INI, Infinity and the Executive Officers and Directors has any present plans or proposals which relate to or would result in: (i) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (iii) any change in the present board of





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CUSIP No. 961815107


directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer's business or corporate structure, (vi) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which might impede the acquisition of control of the Issuer by any person, (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) a class of equity securities of the Issuer becoming eligible for termination of registration, and (ix) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                 (a)      AGGREGATE NUMBER AND PERCENTAGE OWNED.

                 See Items 11 and 13 of the cover pages attached hereto for the aggregate number and percentage of Common Stock held by INI.

                 On February 3, 1994, INI purchased 5,000,000 shares of Common Stock and a warrant to purchase up to an additional 3,000,000 shares of Common Stock at an exercise price of $3.00 per share (the "Purchase Warrant"), for a total purchase price of $15,000,000 pursuant to a Securities Purchase Agreement, dated as of November 4, 1993 (the "Securities Purchase Agreement"), between the Issuer and INI.

                 As described in more detail in Item 6 below, the Issuer, Norman J. Pattiz and INI have entered into a Voting Agreement, dated as of February 3, 1994 (the "Voting Agreement"), pursuant to which INI and Mr. Pattiz have agreed to vote all shares of capital stock of the Issuer held by them to elect their respective designees to the Board of Directors of the Issuer.

                 Mr. Pattiz is the beneficial owner of 2,162,790 shares of Common Stock, which includes stock options to purchase 525,000 shares of Common Stock granted pursuant to Mr. Pattiz' previous written employment agreement with the Issuer and stock options to purchase 18,750 shares of Common Stock under the Issuer's 1989 Stock Incentive Plan. Mr. Pattiz is also the beneficial owner of 351,690 shares of the





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CUSIP No. 961815107


Issuer's Class B Stock, par value $.01 per share ("Class B Stock"). Each share of Class B Stock is convertible into one share of Common Stock.

                 As a result, INI beneficially owns 7,514,480 shares of Common Stock or approximately 29.2% of the outstanding Common Stock, having sole dispositive power over 5,000,000 shares and shared voting power with Mr. Pattiz over 7,514,480 shares. For purposes of calculating the percentage of Common Stock owned by INI, the 543,750 shares underlying Mr. Pattiz' options and the 351,690 shares of Mr. Pattiz' Class B Stock were included as Common Stock beneficially owned by INI and outstanding Common Stock.

                 Mr. and Ms. Batkin beneficially own 10,000 shares of Common Stock which represents less than one percent of the total Common Stock outstanding.

                 Mr. Karmazin beneficially owns 126,000 shares of Common Stock which represents less than one percent of the total Common Stock outstanding.

                 Mr. Simpson is co-trustee of the Trust which beneficially owns 20,000 shares of Common Stock. Such shares represent less than one percent of the total Common Stock outstanding.

                 No other Executive Officer or Director beneficially owns shares of Common Stock.

                 (b)      VOTING AND INVESTMENT POWER.

                 (i)      See Items 7-10 of the cover pages attached hereto and
Item 5(a) above for the number of shares of Common Stock as to which INI has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or direct the disposition.

                 As described in Item 6 below, INI shares, in certain limited circumstances, the power to vote or direct the vote of the shares of Common Stock beneficially owned by INI with Mr. Pattiz. Mr. Pattiz' present principal occupation or employment is Chairman of the Board and a director of the Issuer. His business address is: c/o Westwood One, Inc., 9540 Washington Boulevard, Culver City, CA 90232. During the last five years, Mr. Pattiz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five





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CUSIP No. 961815107


years, Mr. Pattiz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where the result of such proceeding was the imposition of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Pattiz is a citizen of the United States.

                 (ii) Mr. and Ms. Batkin share the power to vote and dispose of the 10,000 shares of Common Stock beneficially owned by them.

                 (iii) Mr. Karmazin has the sole power to vote and dispose of his 126,000 shares of Common Stock.

                 (iv) The trustees of the Trust share the power to vote and dispose of the 20,000 shares of Common Stock held by the Trust. The trustees of the Trust are Mr. Simpson and Leroy B. Taft. See Item 2 for the applicable information required of Mr. Simpson. Mr. Taft is an is attorney. His business address is 11661 San Vicente Boulevard, Los Angeles, CA 90049.
During the last five years, Mr. Taft has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Taft has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where the result of such proceeding was the imposition of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Taft is a citizen of the United States.

                 (c)      DESCRIPTION OF TRANSACTIONS.

                 See Item 4(a) for a description of the transaction pursuant to which INI acquired Common Stock.

                 Neither Mr. and Ms. Batkin nor the Trust has effected transactions involving the Common Stock in the last 60 days.

                 The following table describes all transactions effected in the last 60 days by Mr. Karmazin:

Transaction          Shares of            Price
   Date             Common Stock        per Share
- -----------         ------------        ---------
  2/9/94 through      125,000             $8.05
 2/11/94





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CUSIP No. 961815107





                 (d)      DIVIDENDS, PROCEEDS, ETC.

                 To INI's knowledge, no person other than the beneficial owner of the shares of Common Stock described above has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any such shares.

ITEM 6.          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                 RELATIONSHIPS WITH RESPECT TO SECURITIES
                 OF THE ISSUER.

SECURITIES PURCHASE AGREEMENT

                 The Securities Purchase Agreement provides that none of the Common Stock, the Purchase Warrant or the Common Stock issued pursuant to the Purchase Warrant may be sold, transferred, pledged, hypothecated, assigned or otherwise encumbered or disposed of unless (i) the Issuer has given its prior written consent, (ii) any such transfer is made pursuant to an effective registration statement, or (iii) INI has delivered to the Issuer a written opinion of legal counsel satisfactory to the Issuer and its counsel that the proposed transfer would be in compliance with all applicable federal and state securities laws.

                 The description of the Securities Purchase Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the Securities Purchase Agreement attached hereto as Exhibit 1.

VOTING AGREEMENT

                 Pursuant to the Voting Agreement, INI and Mr. Pattiz have the right to designate persons for election to the Board of Directors of the Issuer and to provide for the voting of the Class B Stock held by Mr. Pattiz. The Voting Agreement provides that the Issuer will use all reasonable efforts to appoint and maintain as members of its Board (i) three directors selected by Mr. Pattiz (the "Pattiz Designees"), (ii) three directors selected by INI (the "INI Designees") and (iii) three Independent Directors who are not officers or employees of either the Issuer or INI and who will be designated by a nominating committee composed of one Pattiz Designee and one INI Designee. The Issuer, Mr. Pattiz and INI have also agreed that they will not take any





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CUSIP No. 961815107


action to alter the authorized number of Board members without the consent of the other except as provided in the Voting Agreement. Mr. Pattiz and INI have each agreed to vote all of their shares of capital stock in favor of the election as directors of the Issuer as described above and as determined pursuant to the terms of the Voting Agreement.

                 Mr. Pattiz has agreed that he will vote all of his shares of Class B Stock in accordance with the recommendation of the majority of the full incumbent Board on any matters presented to the shareholders of the Issuer.

                 INI has agreed that so long as Mr. Pattiz has not been subject to a Removal for Cause (as defined in Mr. Pattiz' employment agreement with the Issuer), is a director of the Issuer and holds at least one-sixth of the shares of the Issuer held by him as of February 3, 1994, it will direct the INI Designees, to the extent consistent with their fiduciary duties to the Issuer, to vote for the appointment and nomination of Mr. Pattiz as Chairman of the Board of the Issuer.

                 Under the terms of the Voting Agreement, at such time as either Mr. Pattiz or INI no longer holds (or in the case of INI has rights to acquire) shares of the Issuer representing at least two-thirds of the shares held by him or held (or acquirable) by INI as of February 3, 1994, such party's designation rights with respect to the Board of Directors will be reduced so that such party will only have the right to designate two members of the Board and the total number of directors will be reduced by one. Mr. Pattiz' or INI's designation rights will be further reduced to one designee with a corresponding reduction in the total Board by one member at such time as Mr. Pattiz or INI, as the case may be, no longer holds (or in the case of INI has rights to acquire) shares representing at least one-third of the shares held by him or held (or acquirable) by INI as of February 3, 1994. The designation rights of either Mr. Pattiz or INI will be terminated and the total number of directors of the Issuer further reduced by one when Mr. Pattiz or INI, as the case may be, no longer holds (or in the case of INI has rights to acquire) any of the shares of the Issuer which he or INI held (or in the case of INI had rights to acquire) as of February 3, 1994.

                 The description of the Voting Agreement set forth above does not purport to be complete and is qualified in





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CUSIP No. 961815107


its entirety by reference to the Voting Agreement attached hereto as Exhibit 2.

REGISTRATION RIGHTS AGREEMENT

                 The Issuer and INI have entered into a Registration Rights Agreement, dated as of February 3, 1994 (the "Registration Rights Agreement"), to provide certain registration rights and impose certain contractual restrictions on (i) the 5,000,000 shares of Common Stock acquired by INI on February 3, 1994, (ii) all shares of Common Stock which INI has the right to acquire under the Purchase Warrant, and (iii) all shares of Common Stock which INI has the right to acquire under the Incentive Warrants, as defined below (collectively, the "Registrable Securities").

                 In addition to any transfer restrictions imposed by applicable securities laws, the Registration Rights Agreement imposes the following restrictions on INI's ability to transfer the Registrable Securities: (i) INI may not transfer any Registrable Securities until February 3, 1995, (ii) if the Issuer terminates the Management Agreement, dated as of February 3, 1994 (the "Management Agreement"), between Infinity and the Issuer other than for cause, there will be no further restriction on transfer thereafter, (iii) if Infinity terminates the Management Agreement or if the Issuer terminates the Management Agreement for cause, INI may transfer the Registrable Securities it would be eligible to transfer under clause (iv) below, and may also transfer all other Registrable Securities upon the earlier of (x) one year following the termination, and (y) February 3, 1999, and (iv) if the Management Agreement has not been terminated, INI may sell 25% of the number of Registrable Securities then held by it (including any Registrable Securities which could then be acquired upon the exercise of the Purchase Warrant and the Incentive Warrants) on February 3, 1996, which number will be increased by 25% on February 3 of each following year so that 100% of the Registrable Securities may be transferred without contractual restrictions on February 3, 1999. INI may transfer all or any portion of the Purchase Warrant or the Incentive Warrants to Infinity or to any of Infinity's other wholly-owned subsidiaries or, to the extent the right to acquire shares under such warrants has vested, to any third party, provided that such transferee agrees to be bound by the above restrictions on transfer.





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CUSIP No. 961815107


                 The Registration Rights Agreement will terminate upon the earlier of the mutual consent of the Issuer and INI or when INI ceases to own or have rights to acquire the Registrable Securities.

                 The description of the Registration Rights Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement attached hereto as Exhibit 3.

PURCHASE WARRANT

                 The Purchase Warrant entitles the holder thereof to purchase, for a period of ten years after February 3, 1994, up to an aggregate of 3,000,000 shares of Common Stock at an exercise price of $3.00 per share, subject to adjustment.

                 The Purchase Warrant will become exercisable in three equal annual installments of 1,000,000 shares commencing on February 3 of each of 1995, 1996 and 1997, subject to adjustment in certain events as set forth therein. The Purchase Warrant will become immediately exercisable with respect to all shares of underlying Common Stock if the Management Agreement is terminated for any reason other than for cause.

                 The description of the Purchase Warrant set forth above does not purport to be complete and is qualified in its entirety by reference to the Purchase Warrant attached hereto as Exhibit 4.

INCENTIVE WARRANTS

                 On February 3, 1994, as incentive compensation under the Management Agreement, the Issuer issued to INI warrants (collectively, the "Incentive Warrants") to purchase up to an aggregate of 1,500,000 shares of Common Stock exercisable as follows: (i) 500,000 shares at $3.00 per share (subject to adjustment) if the Common Stock reaches a price of $10.00 per share on at least 20 out of 30 consecutive trading days during which the national securities exchanges are open for trading ("Trading Days"); (ii) 500,000 shares at $4.00 per share (subject to adjustment) if the Common Stock reaches a price of $15.00 per share on at least 20 out of 30 Trading Days; and (iii) 500,000 shares at $5.00 per share (subject to adjustment) if the Common Stock reaches a price of $20.00





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CUSIP No. 961815107


per share on at least 20 out of 30 Trading Days. On February 10, 1994, the last sale price of the Common Stock as reported on the NASDAQ/National Market System was $7-3/4.

                 Each Incentive Warrant terminates on the later of February 3, 2004 or the third anniversary of the date upon which such Incentive Warrant becomes exercisable, except that each Incentive Warrant will terminate no later than February 3, 2009.

                 The description of the Incentive Warrants set forth above does not purport to be complete and is qualified in its entirety by reference to the Incentive Warrants attached hereto as Exhibits 5, 6 and 7.

LETTER AGREEMENT

                 The Issuer and INI have entered into a letter agreement, dated February 3, 1994 (the "Letter Agreement"), pursuant to which INI has agreed to purchase all of the Issuer's 9% Convertible Senior Subordinated Debentures due 2002 (the "Debentures") that are tendered for a redemption at a time when they are eligible for conversion into Common Stock and promptly convert such Debentures into Common Stock. If all of the outstanding Debentures have not been converted into Common Stock or purchased by INI on the day preceding the date fixed for redemption, INI has agreed to purchase from the Issuer the number of shares of Common Stock into which the outstanding Debentures then required to be redeemed could have been converted (on the last day that such Debentures were eligible for conversion), for an aggregate purchase price equal to the aggregate redemption price of such Debentures.

                 The description of the Letter Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement attached hereto as Exhibit 8.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1  --    Securities Purchase Agreement, dated as of November 4, 1993, between the Issuer and INI.

Exhibit 2  --    Voting Agreement, dated as of February 3, 1994, among the Issuer, Norman J. Pattiz and INI.





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CUSIP No. 961815107


Exhibit 3  --    Registration Rights Agreement, dated as of February 3, 1994, between the Issuer and INI.

Exhibit 4  --    Purchase Warrant, dated as of February 3, 1994, issued by the Issuer to INI, to purchase 3,000,000 shares of Common
                 Stock at an exercise price of $3.00 per share.

Exhibit 5  --    Incentive Warrant, dated as of February 3, 1994, issued by the Issuer to Infinity or its designated affiliate, to purchase 500,000 shares of Common Stock at an exercise price of $3.00 per share.

Exhibit 6  --    Incentive Warrant, dated as of February 3, 1994, issued by the Issuer to INI, to purchase 500,000 shares of Common
                 Stock at an exercise price of $4.00 per share.

Exhibit 7  --    Incentive Warrant, dated as of February 3, 1994, issued by the Issuer to INI, to purchase 500,000 shares of Common
                 Stock at an exercise price of $5.00 per share.

Exhibit 8 --     Letter Agreement, dated February 3, 1994, between the Issuer and INI.
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                                       17

CUSIP No. 961815107


                                   SIGNATURE


                 After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 1994



                                           INFINITY NETWORK INC.


                                           By /s/ Farid Suleman
                                             -------------------------
                                             Farid Suleman
                                             Vice President-Finance and
                                               Assistant Secretary
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                                       18

CUSIP No. 961815107


Exhibit 1  --    Securities Purchase Agreement, dated as of November 4, 1993, between the Issuer and INI.

Exhibit 2  --    Voting Agreement, dated as of February 3, 1994, among the Issuer, Norman J. Pattiz and INI.

Exhibit 3  --    Registration Rights Agreement, dated as of February 3, 1994, between the Issuer and INI.

Exhibit 4  --    Purchase Warrant, dated as of February 3, 1994, issued by the Issuer to INI, to purchase 3,000,000 shares of Common
                 Stock at an exercise price of $3.00 per share.

Exhibit 5  --    Incentive Warrant, dated as of February 3, 1994, issued by the Issuer to Infinity or its designated affiliate, to purchase 500,000 shares of Common Stock at an exercise price of $3.00 per share.

Exhibit 6  --    Incentive Warrant, dated as of February 3, 1994, issued by the Issuer to INI, to purchase 500,000 shares of Common
                 Stock at an exercise price of $4.00 per share.

Exhibit 7  --    Incentive Warrant, dated as of February 3, 1994, issued by the Issuer to INI, to purchase 500,000 shares of Common
                 Stock at an exercise price of $5.00 per share.

Exhibit 8 --     Letter Agreement, dated February 3, 1994, between the Issuer and INI.


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